SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2001


                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)


                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F  X  Form 40-F
                   ---          ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes     No  X
            ---     --


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.


Form 6-K:         Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of June 30, 2001 and for the six months ended June 30, 2001 and 2000

2.   Interim Financial Report

3.   Exhibit - Press Release

                           Forward-Looking Statements

     Certain statements in this Report on Form 6-K are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

     o    general economic and business conditions;

     o    a challenge to our U.S. tax status;

     o    industry capacity and trends;

     o    competition;

     o    the loss of major clients;

     o    changes in demand for our services;

     o changes in business strategy or development plans and the ability to implement such strategies and plans;

     o changes in the laws and/or regulatory circumstances in the United States, Bermuda, the United Kingdom, Ireland or other jurisdictions;

     o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

     o quality of management and the ability to attract and retain qualified personnel;

     o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors, legislative, regulatory, judicial and governmental authorities; and

     o    availability, terms and deployment of capital.

     Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                            W.P. Stewart & Co., Ltd.
            Condensed Consolidated Statements of Financial Condition

                                                                       June 30,       December 31,
                                                                         2001             2000
                                                                    -------------    -------------
                                                                     (unaudited)
Assets
Cash and cash equivalents                                           $  60,179,757    $  56,764,420
Fees receivable                                                         3,142,967        3,277,399
Fees receivable - affiliates                                              412,063        2,718,058
Receivable from broker-dealer                                           1,347,841        1,605,520
Investments in unconsolidated affiliates (net of accumulated amortization of $41,186 and $0 at June 30, 2001 and
     December 31, 2000, respectively)                                   3,876,957        3,649,298
Receivables from affiliates, net                                          363,620          318,755
Investments, available for sale (cost $1,012,400 and $575,140 at
     June 30, 2001 and December 31, 2000, respectively)                   969,581        1,025,458
Investment in aircraft (net of accumulated depreciation of
     $10,670,064 and $8,706,682 at June 30, 2001 and
     December 31, 2000, respectively)                                  11,781,411       13,744,793
Goodwill (net of accumulated amortization of $1,319,474 and
    $691,120 at June 30, 2001 and December 31, 2000,
     respectively.)                                                    22,058,462       10,419,127
Customer lists (net of accumulated amortization of $1,672,201 and
    $1,011,819 at June 30, 2001 and December 31, 2000,
     respectively)                                                     17,060,117       14,344,573
Furniture, equipment and leasehold improvements (net of
     accumulated depreciation and amortization of $1,689,333 and
     $1,325,482 at June 30, 2001 and December 31, 2000, respectively)   5,095,912        4,944,497
Interest receivable on shareholders' notes                                391,117          366,030
Other assets                                                            3,446,564        2,358,663
                                                                    -------------    -------------

                                                                    $ 130,126,369    $ 115,536,591
                                                                    =============    =============

Liabilities and Shareholders' Equity
Liabilities:
    Loans payable                                                   $  18,376,999    $  18,646,226
    Employee compensation and benefits payable                          2,655,909          447,973
    Marketing fees payable                                              2,417,624        2,261,591
    Marketing fees payable - affiliates                                   237,240        1,274,955
    Taxes payable                                                         515,714        1,324,017
    Professional fees payable                                           3,229,486        3,448,332
    Dividends payable                                                       8,528           10,643
    Accrued expenses and other liabilities                              5,696,285        5,291,236
                                                                    -------------    -------------
                                                                       33,137,785       32,704,973
                                                                    -------------    -------------

Commitments and contingencies

Shareholders' equity:
  Common shares  (see Notes 1 and 2) $0.001 par value
     (125,000,000 shares authorized, 47,348,451 and 47,912,112 shares issued and outstanding at June 30, 2001 and December 31, 2000,
     respectively)                                                         47,348           47,912
  Subscriptions for common shares                                            --          4,036,200
  Additional paid-in-capital                                           95,503,461      101,482,513
  Contingently returnable shares (1,951,532 and 2,601,699 shares
     at June 30, 2001 and December 31, 2000, respectively)            (28,526,305)     (35,541,596)
  Accumulated other comprehensive income                                 (430,755)         217,413
  Retained earnings                                                    47,051,397       31,630,834
                                                                    -------------    -------------
                                                                      113,645,146      101,873,276

Less: shareholders' notes receivable                                  (16,656,562)     (15,005,458)
Less: subscriptions receivable                                               --         (4,036,200)
                                                                    -------------    -------------

                                                                       96,988,584       82,831,618
                                                                    -------------    -------------

                                                                    $ 130,126,369    $ 115,536,591
                                                                    =============    =============

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Operations

                                      For the Three Months         For the Six Months
                                          Ended June 30,               Ended June 30,
                                       2001          2000           2001           2000
                                   -----------   -----------   ------------   ------------
Revenue:
   Fees                            $29,068,474   $35,747,579   $ 61,223,600   $ 77,360,190
   Commissions                       7,888,557     9,443,420     22,534,800     22,415,866
   Interest and other                1,501,290     2,160,289      3,184,302      3,099,572
                                   -----------   -----------   ------------   ------------
                                    38,458,321    47,351,288     86,942,702    102,875,628
                                   -----------   -----------   ------------   ------------

Expenses:
   Employee compensation and
     benefits                        4,923,804     9,365,055     14,543,260     19,623,337
   Marketing fees                    1,542,544     1,977,032      3,216,080      5,126,126
   Commissions, clearance and
     trading                         1,742,236     2,146,667      4,321,018      4,512,733
   Research and administration       2,770,126     3,313,310      6,912,160      7,459,041
   Depreciation and amortization     1,845,443     1,867,513      3,658,849      3,698,518
   Other operating                   3,603,868     3,300,104      6,413,656      7,528,539
                                   -----------   -----------   ------------   ------------
                                    16,428,021    21,969,681     39,065,023     47,948,294
                                   -----------   -----------   ------------   ------------

Income before taxes                 22,030,300    25,381,607     47,877,679     54,927,334

Provision for taxes                  2,203,030     2,524,814      4,787,768      5,464,324
                                   -----------   -----------   ------------   ------------

Net income                         $19,827,270   $22,856,793   $ 43,089,911   $ 49,463,010
                                   ===========   ===========   ============   ============

Earnings per share:
   Basic earnings per share        $      0.45   $      0.55   $       0.99   $       1.19
                                   ===========   ===========   ============   ============
   Diluted earnings per share      $      0.42   $      0.50   $       0.91   $       1.09
                                   ===========   ===========   ============   ============

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Cash Flows
                 For the Six Months Ended June 30, 2001 and 2000

                                                                     2001            2000
                                                                ------------    ------------
Cash flows from operating activities:
  Net income                                                    $ 43,089,911    $ 49,463,010
  Adjustments to reconcile net income to net cash provided by operating activities:
   Gain on sale of available for sale securities                    (525,354)           --
   Depreciation and amortization                                   3,658,849       3,698,518
   Equity in income of unconsolidated affiliates                    (268,845)       (845,377)
  Changes in operating assets and liabilities:
   Fees receivable                                                   134,432      (1,246,601)
   Fees receivable - affiliates                                    2,305,995         776,249
   Receivable from broker-dealer                                     257,679       1,029,146
   Other assets                                                   (1,087,901)           (434)
   Employee compensation and benefits payable                      2,207,936       6,994,664
   Marketing fees payable                                            156,033         (23,405)
   Marketing fees payable - affiliates                            (1,037,715)       (682,032)
   Taxes payable                                                    (808,303)     (1,102,280)
   Professional fees payable                                        (218,846)        450,581
   Accrued expenses and other liabilities                            405,049       1,448,777
                                                                ------------    ------------

      Net cash provided by operating activities                   48,268,920      59,960,816
                                                                ------------    ------------

Cash flows (used in) investing activities:
  Proceeds from sale of available for sale securities              1,115,064           9,828
  Purchase of available for sale securities                       (1,009,100)           --
  Purchase of intangible assets                                   (1,170,919)     (1,872,479)
  Receivables from affiliates, net                                   (44,865)        (42,099)
  Purchase of furniture, equipment and leasehold improvements       (516,960)     (1,640,403)
                                                                ------------    ------------

      Net cash (used in) investing activities                     (1,626,780)     (3,545,153)
                                                                ------------    ------------

Cash flows (used for) financing activities:
  Payments on loans payable                                         (269,227)       (251,549)
  Proceeds from issuance of common shares                               --           770,641
  Repurchase of common shares                                    (17,473,220)       (100,440)
  Proceeds from notes receivable for common shares                 2,385,096       2,040,980
  Interest receivable on shareholders' notes                         (25,087)        (65,563)
  Dividends to shareholders                                      (27,671,463)    (43,504,726)
                                                                ------------    ------------

      Net cash (used for) financing activities                   (43,053,901)    (41,110,657)

Effect of exchange rate changes in cash                             (172,902)       (181,806)
                                                                ------------    ------------

Net increase in cash and cash equivalents                          3,415,337      15,123,200

Cash and cash equivalents, beginning of period                    56,764,420      24,791,813
                                                                ------------    ------------
Cash and cash equivalents, end of period                        $ 60,179,757    $ 39,915,013
                                                                ============    ============

Supplemental Disclosures of Cash Flows Information
Cash Paid During the Period for:

      Income taxes                                              $  5,596,071    $  4,824,476
                                                                ============    ============
      Interest expense                                          $    640,222    $    657,900
                                                                ============    ============

   The accompanying notes are an integral part of these condensed consolidated financial statements.

Supplemental Schedule of Non-Cash Investing and Financing Activities:

     In 2001, 20% of the original shares issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,001,591, $5,342,400 and $5,128,704, respectively (see Note 2). On January 1, 2000, 20% of the original shares issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $2,340,553, $3,124,800 and $2,999,808, respectively.

     As discussed in Note 9, the Company issued common shares for notes receivable for the six months ended June 30, 2001 and 2000 in the amounts of $4,036,200 and $1,016,771, respectively, and cancelled outstanding notes of $0 and $717,589 for the six months ended June 30, 2001 and 2000, respectively.

     At  June  30,  2001  and  2000,  the  Company  had  dividends   payable  to
shareholders of $8,528 and $106,655, respectively.


   The accompanying notes are an integral part of these condensed consolidated financial statements.

                       NOTES TO THE CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements of W.P. Stewart & Co., Ltd., formerly Global Reach Limited, a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("US") Investment Advisers Act of 1940, as amended ("WPS & Co., Ltd." and, together with its subsidiaries and predecessors, the "Company") are presented on a condensed consolidated basis and include the historical operations of the Company.

     These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements incorporated by reference in the Annual Report on Form 20-F of the Company for the year ended December 31, 2000. The condensed consolidated financial information as of and for the year ended December 31, 2000 has been derived from audited consolidated financial statements not included herein.

     In our opinion, the unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations. Operating results for the six months ended June 30, 2001 are not necessarily indicative of results that may be expected for the entire year or any other period.

NOTE 2: BACKGROUND AND ORGANIZATION

     For the six months ended June 30, 2001 and 2000, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related securities brokerage services. The Company's revenues will fluctuate based upon the market performance of its clients' investments in US and European financial markets.

Recent Acquisitions

     The repurchase provisions of the TPRS Services N.V. ("TPRS"), NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII") acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates and are not replaced.

     The recorded purchase price for each acquisition is determined by the sum of:

     1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

     2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

     3.   the cumulative cash dividends paid on shares subject to repurchase.

     The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned contingently returnable shares) at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in-capital. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

     The following table shows information for each acquisition as of and for the six months ended June 30, 2001.

                                                                         Cash
                                                                      Dividends
                                                                       Paid on
                                                                     Contingently       Cumulative
                    Aggregate      Shares Not      Contingently       Returnable         Purchase       Intangible
                    Number of      Subject to       Returnable          Shares            Price        Amortization
  Acquisition        Shares        Repurchase         Shares       For the Period       Allocation    For the Period
                  -------------  -------------   -------------     -------------      -------------   -------------
TPRS                  1,966,000        854,000       1,112,000     $     667,200      $  18,004,536   $     545,725
NSMM                    898,831        539,299         359,532           215,719         10,038,441         266,983
FLII                  1,200,000        720,000         480,000           288,000         13,599,088         464,322
                  -------------  -------------   -------------     -------------      -------------   -------------
                      4,064,831      2,113,299       1,951,532     $   1,170,919      $  41,642,065   $   1,277,030
                  =============  =============   =============     =============      =============   =============

     The following table shows information for each acquisition as of and for the year ended December 31, 2000.

                                                                         Cash
                                                                       Dividends
                                                                       Paid on
                                                                     Contingently       Cumulative
                   Aggregate       Shares Not      Contingently       Returnable         Purchase       Intangible
                   Number of       Subject to       Returnable          Shares            Price        Amortization
  Acquisition        Shares        Repurchase         Shares         For the Year       Allocation     For the Year
                  -------------  -------------   -------------     -------------      -------------   -------------
TPRS                 1,966,000         623,600       1,342,400     $   1,195,776      $  12,208,632   $     534,783
NSMM                   898,831         359,532         539,299           932,987          5,821,131         299,671
FLII                 1,200,000         480,000         720,000         1,245,600          7,968,688         557,922
                 -------------   -------------   -------------     -------------      -------------   -------------
                     4,064,831       1,463,132       2,601,699     $   3,374,363      $  25,998,451   $   1,392,376
                  =============  =============   =============     =============      =============   =============

     The Company has agreed in principle to acquire TPR & Partners NV ("TPR"), an asset gathering firm based in The Netherlands. As a result of a refinement of the terms of the transaction, the parties have agreed that the Company will acquire TPR via the acquisition of shares in a Bermuda holding company indirectly holding 100% of the shares of TPR. Going forward, the Bermuda company would be named W.P. Stewart Asset Management (Europe),

Ltd. ("WPSAM-Europe") and would serve as the umbrella for the Company's European asset gathering and client servicing activities. In the transaction, which is expected to close during the third quarter of 2001, the Company would initially acquire 9,000 of WPSAM-Europe's 12,000 outstanding shares in exchange for 330,000 common shares of the Company. Current beneficial owners of TPR and their assigns would continue to hold the remaining 3,000 shares of WPSAM-Europe until June 30, 2006, at which time the Company would acquire those shares at a fair value price determined on the basis of the performance of WPSAM-Europe for the 12-month period ending on that date.

NOTE 3: RECLASSIFICATION OF COMPARATIVE FINANCIAL STATEMENTS

     Certain prior period amounts have been reclassified to conform with the current period's presentation.

NOTE 4: EARNINGS PER SHARE

                                                Three Months Ended June 30,                   Six Months Ended June 30,
                                           ---------------------------------------      --------------------------------------
                                                2001                   2000                  2001                   2000
                                           ----------------       ----------------      ----------------       ---------------
Basic Earnings Per Share:

Net income                                 $     19,827,270       $     22,856,793      $     43,089,911       $    49,463,010
                                           ================       ================      ================       ===============
Weighted average basic shares
   outstanding                                   43,631,489             41,853,887            43,608,956            41,739,424
                                           ----------------       ----------------      ----------------       ---------------
Net income per share                       $           0.45       $           0.55      $           0.99       $         1.19
                                           ================       ================      ================       ==============
Diluted Earnings Per Share:

Net Income                                 $     19,827,270       $     22,856,793      $     43,089,911       $    49,463,010
                                           ================       ================      ================       ===============
Weighted average basic shares
   outstanding                                   43,631,489             41,853,887            43,608,956            41,739,424

Add:  Unvested shares and
   contingently returnable shares                 3,594,608              3,449,114             3,661,406             3,510,296
                                           ----------------       ----------------      ----------------       ---------------
Weighted average basic shares
   outstanding                                   47,226,097             45,303,001            47,270,362            45,249,720
                                           ----------------       ----------------      ----------------       ---------------
Net income per share                       $           0.42       $           0.50      $           0.91       $         1.09
                                           ================       ================      ================       ==============

         Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested employee shares and contingently returnable shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of contingently returnable shares, and unvested shares issued to employees of the Company or its affiliates using the treasury stock method.

     On June 26, 2001, the Company repurchased and cancelled an aggregate of 873,661 common shares from certain former employees for an aggregate purchase price of $17,473,220.

     On June 30, 2001 and 2000,  respectively,  47,348,451 and 47,291,118 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 2,538,350 and 3,481,998 of these shares were unvested and held by the Company's or affiliates' employees on June 30, 2001 and 2000, respectively.

NOTE 5: COMPREHENSIVE INCOME

     The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                    Three Months Ended June 30,          Six Months Ended June 30,
                                                 --------------------------------     -------------------------------
                                                     2001               2000              2001              2000
                                                 -------------      -------------     -------------     -------------
Net income                                       $  19,827,270      $  22,856,793     $  43,089,911     $  49,463,010
Other comprehensive income, net of tax
    Reclassification adjustment for
    realized gains on available for sale
    securities, included in interest and
    other                                                   --                 --          (432,447)               --
    Unrealized gains on marketable
    investments                                       (194,292)                --           (42,819)               --
    Foreign currency translation adjustment               (768)          (157,153)         (172,902)         (181,806)
                                                 -------------      -------------     -------------     -------------
Comprehensive income                             $  19,632,210      $  22,699,640     $  42,441,743     $  49,281,204
                                                 =============      =============     =============     =============

NOTE 6:  RELATED PARTY TRANSACTIONS

     Research and administrative expenses include travel expenses, consisting of charter fees, of approximately $765,961 and $1,348,000 for the six months ended June 30, 2001 and 2000, respectively, paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

     The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include approximately $1,242,716 and $1,028,000 for the six months ended June 30, 2001 and 2000, respectively.

     A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space. Such costs approximated $56,995 and $146,900 for the six months ended June 30, 2001 and 2000, respectively.

     W.P. Stewart Fund Management Limited ("WPS Dublin") serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment money management firm. WPS Investissements S.A. is principally owned by Mr. William P. Stewart III, a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $24,866 and $282,892 for the six months ended June 30, 2001 and 2000, respectively. In addition, the Company pays WPS Investissements S.A. a portion of the brokerage commissions charged to the fund from securities transactions for such fund. Such commissions amounted to $20,840 and $7,482 for the six months ended June 30, 2001 and 2000, respectively.

     The Company pays Bowen Asia Limited ("Bowen"), a 40% unconsolidated affiliate of the Company, a principal owner of which is a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $273,840 and $251,806 for the six months ended June 30, 2001 and 2000, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), an affiliate of Bowen, for client referrals to BCM. Total fees were $10,188 and $0 for the six months ended June 30, 2001 and 2000, respectively.

     In 2000 the Company paid TPRS fees for marketing services. These fees amounted to approximately $3,109,000 for the six months ended June 30, 2000. Inter-company eliminations of approximately $1,555,000 resulting from the Company's 50% ownership in TPRS resulted in a net expense to the Company of approximately $1,554,000 for the six months ended June 30, 2000.

     The Company pays TPR & Partners NV, a principal owner of which is an executive officer of the Company, fees for marketing services. These fees amounted to $259,587 for the six months ended June 30, 2001.

     The Company pays Carl Spangler Kapitalanlagegesellschaft mbH, which is owned by one of the Company's directors, fees for solicitation services. These fees amounted to $4,602 for the six months ended June 30, 2001.

     Certain directors of the Company have served as directors of funds from which the Company has received investment advisory fees and commissions. Such fees and commissions were $2,583,345 and $6,485,391 for the six months ended June 30, 2001 and 2000, respectively.

     Included in Receivables from Affiliates at June 30, 2001 and December 31, 2000 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 and $17,416 due from Kirk Management Ltd., a 40% unconsolidated affiliate of the Company. The loan has no fixed repayment date. Interest income on the subordinated loan was $16,716 and $17,416 for the six months ended June 30, 2001 and 2000, respectively.

NOTE 7: LONG-TERM DEBT

     Interest expense on long-term debt totaled $640,222 and $657,900 for the six months ended June 30, 2001 and 2000, respectively.

NOTE 8: COMMITMENTS AND CONTINGENCIES

     At June 30, 2001, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe), Ltd.'s landlord. This amount is guaranteed by the Company, and is secured by a fixed deposit cash account, which will remain intact over the term of the lease. This amount is reflected in Other Assets at June 30, 2001 and December 31, 2000.

     In February 1999, the Company entered into an agreement with Shamrock in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft will continue to be available for use in the Company's business. At the same time, Shamrock agreed to release WPSI from any and all obligations to participate in the purchase of an additional aircraft of approximately $37 million, delivery of which is scheduled for 2001. In return, the Company has agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock has agreed not to sell from the time the agreement was made until the aircraft is sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27,000,000. Based upon that appraisal received, management does not believe that this agreement will have any material adverse effect on the financial condition or results of operations of the Company.

     W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

NOTE 9: NOTES RECEIVABLE FOR COMMON SHARES

     During the six months ended June 30, 2001, the Company issued an additional 310,000 common shares to certain employees and employees of affiliated entities, for installment notes totaling $4,036,200. The installment notes are full recourse, bear interest at 10% per annum and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total face value of the note.

     Pursuant to employee purchase agreements for common shares, in the event a purchaser, as defined, is not in the employment, or does not serve as a director, of the Company or any of its affiliates, the purchaser, as defined, shall transfer to the Company all rights to shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

     Future minimum payments expected to be received on these notes and all similar notes outstanding as of June 30, 2001 are as follows:

              2001 (6 months)                         $1,220,774
              2002                                     3,487,074
              2003                                     3,492,095
              2004                                     3,497,638
              2005                                     2,594,387
              Thereafter (through 2008)                2,364,594
                                                  --------------
                                                  $   16,656,562
                                                  ==============


     Interest income on all such notes was $680,228 and $1,562,381 for the six months ended June 30, 2001 and 2000, respectively.

NOTE 10: INCOME TAXES

     Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

     Income  from the  Company's  operations  in the  United  States and from US
subsidiaries   of  the  Company  is  subject  to  income  taxes  imposed  by  US authorities.

     The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to US jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

     The income tax provision, all current, for the six months ended June 30, 2001 and 2000 is as follows:

                                       Three Months Ended June 30,                   Six Months Ended June 30,
                                  ------------------------------------         ------------------------------------
                                       2001                   2000                  2001                   2000
                                  -------------          -------------         -------------          -------------
Federal                           $   1,967,656          $   2,192,085         $   3,766,556          $   3,970,452
State and local                         235,374                332,729             1,021,212              1,493,872
                                  -------------          -------------         -------------          -------------
                                  $   2,203,030          $   2,524,814         $   4,787,768          $   5,464,324
                                  =============          =============         =============          =============

NOTE 11: PENSION BENEFITS

     Total employer contributions amounted to $782,651 and $749,991 for the six months ended June 30, 2001 and 2000, respectively. Participants are immediately vested in their account balances.

NOTE 12: GEOGRAPHIC AREA DATA

     The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                                           Fee Revenue
                       --------------------------------------------------------------------------------------
                            Three Months Ended June 30,                        Six Months Ended June 30,
                       ---------------------------                            -------------------------------
                            2001                   2000                     2001                       2000
                       -------------          -------------          -------------              -------------
U.S.                   $  22,639,194          $  28,241,440          $  47,907,683              $  58,337,914
Non-U.S.                   6,429,280              7,506,139             13,315,917                 19,022,276
                       -------------          -------------          -------------              -------------
Total                  $  29,068,474          $  35,747,579          $  61,223,600              $  77,360,190
                       =============          =============          =============              =============

NOTE 13: NEW ACCOUNTING PRONOUNCEMENTS

     On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). These Statements make significant changes to the accounting for business combinations, goodwill and intangible assets. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. This Statement is effective for business combinations completed after June 30, 2001. SFAS 142 discontinues the practice of amortizing goodwill and allows indefinite lived intangible assets. Such assets will be subject to annual impairment tests at a minimum. Intangible assets with a determinable useful life will continue to be amortized over that period. The amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001. Intangible assets acquired prior to July 1, 2001, may be affected when the Company adopts the Statement on January 1, 2002. Management is currently reviewing the Statements to determine their effect on the Company.

NOTE 14: SUBSEQUENT EVENTS

     On July 9, 2001, the Company declared a dividend of $0.30 per share to shareholders of record as of July 20, 2001, payable on July 31, 2001 in the aggregate amount of $14,204,402.

     On July 1, 2001, repurchase provisions on 162,800 shares lapsed in accordance with the terms of the TPRS acquisition agreement (see note 2).

                            INTERIM FINANCIAL REPORT

Overview

     W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Significant components of our expenses are variable in nature and partially offset fluctuations in revenue.

     Advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

     Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Transaction costs are reviewed quarterly and are competitive.

     Interest and other revenue primarily includes interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

     We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit (as adjusted for amortization of intangibles and retirement benefits). We review from time to time the percentage of operating profit made available for the compensation pool and review annually the allocation of the compensation pool among all employees. We have completed a refinement of our variable compensation program. Under this program, which heavily weighs compensation against profit performance, compensation expense may vary between 20.7% and 24.5% of actual operating profit. As a result, it is currently anticipated that compensation expense for the year ending December 31, 2001 will be approximately 21% of operating profit versus 25% for the year ended December 31, 2000.

     Marketing fees are fees paid to select banks, investment firms and individuals in at least 10 countries with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These marketing fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

     Commissions, clearance and trading expenses include fees paid at the direction of clients to consultants based on commissions relating to referred accounts, and clearance and trading fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

     Research  and   administration   expenses  include  research,   travel  and
entertainment, communications, occupancy and equipment.

     Other operating expenses include professional fees consisting of accounting, auditing, tax, legal and consulting fees, charitable contributions and other administration expenses. A significant component of professional fees for the six months ended June 30, 2000 was nonrecurring and was related to our global expansion.

     All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

Three Months Ended June 30, 2001 as Compared to Three Months Ended June 30, 2000

     Assets Under Management

     Assets under management at June 30, 2001 were $9.3 billion, essentially unchanged from $9.3 billion at March 31, 2001, and assets under management at June 30, 2000 were $11.6 billion, essentially unchanged from $11.6 billion at March 31, 2000.

     The following table sets forth the net flows of assets under management for the three months ended June 30, 2001 and 2000:

                      Net Flows of Assets Under Management
                                  (in millions)

                                                    Three Months Ended June 30,
                                                    ---------------------------
                                                         2001        2000
                                                        -----       -----

      Existing Accounts

      Contributions                                     $ 246       $ 185

      Withdrawals                                        (253)       (341)
                                                        -----       -----

      Net Flows to Existing Accounts                       (7)       (156)

      Accounts Opened                                     170          54

      Accounts Closed                                    (141)       (173)
                                                        -----       -----

      Net Flows of Assets Under Management              $  22       $(275)
                                                        =====       =====

     Revenues

     Revenues were $38.5 million for the second quarter 2001, a decrease of $8.9 million, or 18.8%, from $47.4 million for the second quarter of 2000. The changes were due to a $6.7 million, or 18.7%, decrease in fee revenue, a $1.5 million, or 16.5% decrease in commission revenue and a decrease of $0.7 million in interest and other revenues. The average fee earned from client accounts, including performance fees that apply to two accounts, decreased to 1.26% at June 30, 2001 from 1.28% at June 30, 2000 due to an anticipated slight change in client account mix to larger accounts subject to our fee break. The decrease in commission revenue was primarily due to lower trading volume during the second quarter of 2001, as compared with the higher levels of trading volume we experienced over the last 15 months. Interest and other revenues decreased $0.7 million primarily due to an adjustment recorded in the second quarter of 2000 to record the earnings of our unconsolidated affiliates.

     Expenses

     Expenses, excluding income taxes, decreased $5.6 million, or 25.2%, to $16.4 million for the second quarter 2001 from $22.0 million in the same quarter of the prior year. The decrease was primarily due to a decline in variable expenses, including a decrease of $0.5 million in fees paid to marketers, which are directly related to assets under management of referred accounts, and a decrease of $0.4 million in commissions, clearance and trading costs, which vary with account activity. Research and administration decreased $0.5 million due to lower anticipated costs. Other operating expenses increased $0.3 million, primarily due to an additional seminar in London. Employee compensation and benefits decreased $4.5 million due to a decrease in adjusted operating profit and a refinement to the compensation program, as noted above.

     Our income tax expense decreased $0.3 million, to $2.2 million, for the second quarter of 2001 from $2.5 million in the comparable quarter of the prior year due to a decrease in our operating profit. Our effective tax rate was 10% of income before taxes for both periods.

     Net Income

     Net income for the second quarter ended June 30, 2001 decreased $3.0 million, or 13.2%, to $19.8 million from $22.8 million in the second quarter of the prior year as a result of the items described above.

Six Months Ended June 30, 2001 as Compared to Six Months Ended June 30, 2000

     Assets Under Management

     Assets under management at June 30, 2001 were $9.3 billion, a decline of $1.0 billion, or 9.7%, from $10.3 billion at December 31, 2000. Assets under management at June 30, 2000 were $11.6 billion, a decline of $0.6 billion, or 5.0%, from $12.3 billion at December 31, 1999.

     The following table sets forth the net flows of assets under management for the six months ended June 30, 2001 and 2000:

                      Net Flows of Assets Under Management
                                 ( in millions )

                                                     Six Months Ended June 30,
                                                     -------------------------
                                                        2001         2000
                                                       -----        -----

      Existing Accounts

      Contributions                                    $ 436        $ 373

      Withdrawals                                       (599)        (773)
                                                       -----        -----

      Net Flows to Existing Accounts                    (163)        (400)

      Accounts Opened                                    225          116

      Accounts Closed                                   (333)        (637)
                                                       -----        -----

      Net Flows of Assets Under Management             $(271)       $(921)
                                                       =====        =====

     Revenues

     Revenues were $86.9 million for the six months ended June 30, 2001, a decrease of $15.9 million, or 15.5%, from $102.8 million earned during the six months ended June 30, 2000. The changes were due to a $16.1 million, or 20.9%, decrease in fee revenue, a $0.1 million, or .5% increase in commission revenue and a $0.1 million, or 2.7% increase in interest and other revenues. Included in the quarter ended March 31, 2000 is a $3.7 million performance fee for one of our accounts. The average fee earned from client accounts, including performance fees that apply to two accounts, decreased to 1.25% at June 30, 2001 from 1.27% at June 30, 2000, due to an anticipated slight change in client account mix, to larger accounts subject to our fee break.

     Expenses

     Expenses, excluding income taxes, decreased $8.8 million, or 18.4%, to $39.1 million for the six months ended June 30, 2001 from $47.9 million in the same period of the prior year. The decrease was primarily due to a decline in variable expenses, including a decrease of $1.9 million in fees paid to marketers, which are directly related to assets under management of referred accounts, and a decrease of $0.2 million in commissions, clearance and trading costs, which vary with account activity. Research and administration expenses decreased $0.5 million due to lower anticipated costs. Other operating expenses decreased $1.1 million, primarily due to lower levels of expenditures relating to our global expansion in 2001. Employee compensation and benefits decreased $5.1 million due to a decrease in adjusted operating profit and a refinement to the compensation program, as noted above.

     Our income tax expense decreased $0.7 million, to $4.8 million, for the six months ended June 30, 2001 from $5.5 million in the same period of the prior year due to a decrease in our operating profit. Our effective tax rate was 10% of income before taxes for both periods.

     Net Income

     Net income for the six months ended June 30, 2001 decreased $6.4 million, or 12.9%, to $43.1 million from $49.5 million in the same period of the prior year as a result of the items described above.

Inflation

     Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

Liquidity and Capital Resources

     Our financial condition is highly liquid with principal assets including cash and cash equivalents and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

     We continually monitor and evaluate the adequacy of the capital maintained for those brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the Securities and Exchange Commission and Investment Management Regulatory Organisation Limited, respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

     In addition, in 1998 a newly-formed limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation is financing the aircraft with 10-year, amortizing loans with fixed rates that range from 6.87% to 7.35%. During 1999, we paid $22.5 million under the purchase agreement, of which General Electric Capital Corporation provided $19.6 million under the loans. A company under common control with Shamrock Aviation, Inc., controlled by certain shareholders of W.P. Stewart & Co., Ltd., operates the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

     We believe that our cash flow from operations is sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

Exhibit

     See press release attached hereto dated August 1, 2001, regarding the Company's financial results for the second quarter of 2001.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            W.P. STEWART & CO., LTD.


Date: August 7, 2001                        By: /s/ Lisa D. Levey
                                                ---------------------------
                                                Name:   Lisa D. Levey
                                                Title:  General Counsel and
                                                        Assistant Secretary


                                       20